UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2022

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	2022 Interim Results dated 5 August 2022, prepared by WPP plc.

  5 August 2022

2022 Interim Results

Strong first half: broad-based growth, sustained demand from clients, transformation programme on track. 2022 growth guidance upgraded again

Key figures

£ million	H1 2022	+/(-) % reported1	+/(-) % LFL2	H1 2021
Revenue	6,755	10.2	8.7	6,133
Revenue less pass-through costs	5,509	12.5	8.9	4,899

Reported:
Operating profit	539	11.4		484
Profit before tax	419	6.1	-	394
Diluted EPS (p)	22.7	10.2	-	20.6
Dividends per share (p)	15.0	20.0	-	12.5

Headline3:
Operating profit	639	8.2	-	590
Operating profit margin	11.6%	(0.5pt*)	-	12.1%
Profit before tax	562	12.0	-	502
Diluted EPS (p)	33.0	15.0	-	28.7

* Margin points

H1 and Q2 financial highlights

●
Client demand strong across most segments and regions
●
H1 reported revenue up 10.2%, LFL revenue 8.7% (Q2 9.3%)
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H1 revenue less pass-through costs up 12.5%, LFL revenue less pass-through costs up 8.9% (up 9.4% on H1 2019)
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Q2 LFL revenue less pass-through costs up 8.3%: US 10.4%, UK 6.2%, Germany 11.5%, China (6.1)% (affected by lockdowns), Australia 3.2%
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Strong new business performance: $3.4 billion net new billings in H1
●
H1 headline operating profit margin 11.6%, down 0.5pt on prior year as expected, as a result of higher personnel costs and a return to business travel
●
Trade working capital cash outflow £232 million year-on-year; still expected to be around flat year-on-year at year-end
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Adjusted net debt at 30 June 2022 £3.1 billion, up £1.6 billion year-on-year after £1.1 billion of share buybacks since June 2021

1 Percentage change in reported sterling.
2 Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results from continuing operations, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. Both periods exclude results from Russia.
3 In this press release not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. Management believes these non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group’s results. Where required, details of how these have been arrived at are shown in Appendix 2.

Strategic progress, shareholder returns and outlook

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Continued recognition of extraordinary creativity: WPP awarded most creative company at Cannes Lions for second year running
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Faster growth areas of experience, commerce and technology around 39% of revenue less pass-through costs in Global Integrated Agencies ex-GroupM in H1
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Strong performance by industry sector: H1 LFL revenue less pass-through costs growth 12% in Technology, 7% in CPG and 7% in Healthcare
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Investing for growth: enhancing our data capabilities through Choreograph and launch of Everymile, direct-to-consumer ecommerce offer
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Focused M&A: acquisition of Village Marketing to accelerate creator economy growth and Bower House Digital, a leading marketing technology agency
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Further simplification to enhance offer to clients: creation of EssenceMediacom and Design Bridge and Partners
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Transformation programme on track to deliver expected £300 million of annual savings this year over a 2019 base
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£637 million share buybacks in H1, total of £800 million to be completed in 2022; 15.0p 2022 interim dividend declared, +20%
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Full year 2022 LFL revenue less pass-through costs growth now expected to be 6.0-7.0%; headline operating profit margin up around 50 bps

Mark Read, Chief Executive Officer of WPP, said:

“We have enjoyed a strong first half, with broad-based growth across our creative, media and public relations businesses. This reflects the improved competitive position of our creative businesses, with their growing capabilities in commerce, experience and technology, our continued strength in media and the resurgence in demand for strategic communications advice from our public relations agencies.

“Our services are business-critical – driving growth, building brands, innovating and helping clients navigate an increasingly complex marketing environment. As major advertisers increasingly look to integrate their marketing investments, we are well positioned to serve the world’s largest companies, demonstrated by our success with Coca-Cola, which we are now onboarding at pace.  The second quarter saw significant assignment wins from Audi, Audible, Danone and Nationwide.

“Our commitment to creativity was recognised at Cannes Lions in June where WPP was awarded the most creative company, recognising the quality of our work in all areas, spanning film, digital, media, commerce and creative business transformation.   It’s a testament to our investment in creativity and the talent of our people, and I am committed to making WPP the most creative company in the world.

“Our clients are continuing to invest in WPP’s services, which reflects our attractive industry exposure in technology and healthcare, our broad global footprint, and the importance of what we do for their businesses.   The actions we have taken over the last four years leave WPP much better positioned with a more uncertain economic environment ahead.”

For further information:

Investors and analysts
Peregrine Riviere
}
+44 7909 907193
Anthony Hamilton
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+44 7464 532903
Caitlin Holt
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+44 7392 280178

Media
Chris Wade
}
+44 20 7282 4600

Richard Oldworth,
+44 7710 130 634
Buchanan Communications
+44 20 7466 5000

wpp.com/investors

First half overview

Market environment

The market has continued to be strong in the first half of the year, with many sectors seeing significant growth in advertising spend. GroupM now expects global advertising to grow by 8.4%4 in 2022, marginally lower than the 9.7% estimate in December 2021, mainly due to a softer outlook for China amid ongoing lockdowns.

GroupM expects 12% growth in digital advertising revenues in 2022, a deceleration from the 32% growth in 2021. Overall, digital advertising on pure-play platforms represents 67% of total advertising revenues. Retaining its critical brand-building role, spend on television advertising is forecast to grow at 4% in 2022.

By geography, the US advertising market is expected to remain robust, growing by 10.0%4 while the UK is expected to grow by 9.3%. Germany, Europe’s second-largest advertising market, is forecast to grow at a similarly high pace in 2022 at 9.1%. China is expected to grow by 3.3% in 2022, a downgrade from the 10.2% forecast in December 2021, reflecting the impact of the lockdowns during much of the first half of 2022.

Performance and progress

Revenue in the first half was £6.8 billion, up 10.2% from £6.1 billion in the first half of 2021, and up 8.7% like-for-like. Revenue less pass-through costs was £5.5 billion, up 12.5% from £4.9 billion in the first half of 2021, and up 8.9% like-for-like.

We have seen good momentum in the first half of the year, with LFL growth in revenue less pass-through costs across most sectors and most major markets. On a three-year basis LFL revenue less pass-through costs is up 9.4% in the first half.

Client demand remains healthy across all services. Revenue less pass-through costs from higher-growth areas of our offer in experience, commerce and technology was 39% of our Global Integrated Agencies, excluding GroupM, compared to 35% in 2019. Our digital billings mix within GroupM increased to 46%, compared to 43% in the first half of 2021. In addition, we have seen strong demand for commerce services, with GroupM’s commerce billings increasing 26% year-on-year in the first half.

Clients and partners

In terms of client sector performance, we have seen good growth in the technology, CPG and healthcare & pharma sectors, which together represent around 54% of our revenue less pass-through costs5 for designated clients. In the first half these sectors saw LFL revenue less pass-through costs growth of 12%, 7% and 7% respectively. Compared to 2019, their growth rates were 27%, 17% and 20%. Travel and leisure has continued to rebound, growing 23% in the first half, although the sector remains below 2019 levels. We saw some softness in the automotive sector due to ongoing chip shortages.

We have won $3.4 billion of net new business billings in the first half, compared to $2.9 billion in the first half of 2021. Key assignment wins include Audi, Audible, Danone, Mars and Nationwide. Following the unprecedented account win last year, Coca-Cola has been onboarded at pace. During the first half we unveiled the first consistent, global ad platform for Sprite, with the ‘Heat Happens’ campaign which will be rolled out across 200 markets.

In addition, we have developed new, and expanded existing, partnerships with global technology companies. During the period we announced a partnership with Epic Games, the company behind Fortnite and Unreal Engine, to help WPP agencies develop digital experiences in the metaverse. We also unveiled a first-of-its-kind partnership with Instacart, the leading online grocery platform in North America, giving WPP early product insights, access to custom features and a co-developed certification programme.

Creativity and awards

While data and technology play an increasingly important role in modern marketing, creativity is still at the heart of our work, because clients understand that the most effective campaigns start with an insight or idea. We are committed to maintaining our differentiation through sustained investment in creative talent, and integrating creativity with our experience, commerce and technology expertise.

WPP won the prestigious title of most creative company of the year at the Cannes Lions International Festival of Creativity for the second year in a row. WPP agencies collected a total of 176 Lions, including a Titanium Lion, 4 Grand Prix and 36 Gold Lions. Ogilvy won global network of the year, recognised for its investment in diverse talent, scaled technology and digital capabilities, and thought leadership.

In the 2022 WARC rankings, Ogilvy also topped the creativity ranking and placed second for effectiveness, becoming the only agency to secure top rankings in both categories and reflecting the breadth of its offer. WARC also named Mindshare the number one media agency network for the third consecutive year. WPP agencies also made their mark at the 2022 Clio awards, where work from AKQA Group, Wunderman Thompson and Ogilvy was recognised with the most prestigious, Grand Clio award.

Our media business, GroupM, retained its ranking as the world’s largest media agency group, as calculated by COMvergence in their 2021 full year report. Once again, GroupM ranked number one in APAC and EMEA and improved to joint second place in North America.

Investment for growth

During the first half we have invested in strategically important capabilities, continuing our focused approach to acquisitions. We announced the acquisitions of Village Marketing, the industry leader in influencer marketing in North America and Bower House Digital, a leading Australian marketing technology services agency. In July we announced the acquisition of Corebiz, a leading Latin American ecommerce agency specialising in VTEX implementation, one of the largest enterprise digital commerce platforms in the region.

We have invested organically in new platforms to provide a future-facing offer to clients and innovate for the long term. The main areas of our investment are Choreograph, to accelerate our data capabilities; the launch of Everymile, our commerce-as-a-service platform; and our market-leading programmatic and connected TV businesses within GroupM Nexus. In addition, we launched GroupM Premium Marketplace, a unified programmatic marketplace supported by global partnerships.

Transformation programme

We continue to make good progress on our transformation plan, designed to achieve £600 million in annual cost efficiencies by 2025. We are on target to achieve our annual runrate of £300 million in efficiencies this year, against a 2019 baseline.

In property, we now have around 50,000 people occupying 34 campuses, having opened new campuses in Santiago, Tokyo and Toronto in 2022. By the end of the year, we aim to have 4 further campuses opened and around half of our people working from a campus building.

We are continuing to consolidate and modernise the tools used by our people, predominantly through the roll-out of ERP systems Workday and Maconomy. We are live with Workday in Wunderman Thompson North America. On Maconomy, we now have around 18,500 users on a common technology platform, which is an important stepping-stone for further process optimisation and finance shared services deployment.

In our broader IT transformation, we have moved nearly 1,000 people from agency roles into WPP and established global hubs in Chennai and Mexico. We have begun to realise opportunities identified from a zero-based budgeting review across Corporate IT and Ogilvy, and are commencing work on rolling out this approach across the remaining IT spend in WPP.

In procurement, we hosted a supplier day for 30 key suppliers to communicate our procurement strategy and align incentives, driving incremental savings. We are implementing a new procurement operating model leveraging our global scale, aligned around categories and consolidating suppliers.

We have also merged more of our businesses to simplify our organisation and respond to our clients’ needs. Within GroupM we announced the merger of Essence and MediaCom to form EssenceMediacom and the formation of Nexus which brings together Finecast, Xaxis and GroupM Services to form one of the world’s leading media performance organisations. Last month we announced the merger of our specialist design agencies, Design Bridge and Superunion to create a single leading design company, Design Bridge and Partners.

Finally, we have made progress in streamlining our operating model, reducing statutory entities by approximately a further 150 in the first half of the year.

Purpose and ESG

People

We have continued to invest in our people strategy in order to attract, retain and grow top talent and ensure that we are an employer of choice for all. We recently launched the Making Space initiative, giving our people a company-wide break along with a series of events across our campuses and offices to inspire and reconnect. To support access to women’s healthcare across the United States, we have updated our benefits plan to providing funding for travel that allows consistent access to healthcare and resources, including abortion care, across all regions.

WPP is working to accelerate change in diversity, equity, and inclusion. We continue to link our DE&I goals to leaders’ compensation and performance reviews. WPP was named among the best places to work for LGBTQ+ equality by the Human Rights Campaign; and WPP Unite, our LGBTQ+ community, won Outstanding Employee Network of the Year at the Burberry British Diversity Awards.

We are committed to our $30 million pledge to fund inclusion programmes within WPP and to support external organisations, as part of our Racial Equity Programme. During the period we invited our global agencies to apply for the second round of funding for resources to run impactful programmes to advance racial equity. Successful second-round grants include GroupM GradX Africa Academy, a 12-month media programme for people of colour in South Africa; RGBlack project, an educational platform that helps to mitigate the impacts of coded bias in AI-powered tools, originating from Brazil; and GIZMOLOGY, a hands-on creative technology apprenticeship programme for Black and historically marginalised communities operating out of WPP’s Deeplocal’s studio in Pittsburgh.

Planet

Last year we announced our new commitments to reduce carbon emissions from our own operations to net zero by 2025 and across our supply chain by 2030. Our net zero pledges are backed by equally ambitious science-based reduction targets, which have been verified by the Science-Based Targets initiative. We have committed to reducing our absolute Scope 1 and 2 emissions by at least 84% by 2025 and reduce Scope 3 emissions by at least 50% by 2030, both from a 2019 base year.

During the half, WPP was awarded a ‘Prime’ ESG rating by ISS, one of the world’s leading rating agencies for sustainable investment. We are also proud to be rated A- by the Carbon Disclosure Project (CDP) in 2021 and look forward to continuing to take action in 2022.

Media accounts for more than half of WPP’s supply chain emissions. In July GroupM launched a framework to measure and reduce ad-based carbon emissions, an important first step to standardise and accelerate carbon reduction across different media channels.

Clients

Our clients are bringing purpose and sustainability to the forefront of their brand strategies. Many of our successes at the Cannes Lions International Festival of Creativity were in recognition of purpose-driven work, including a Titanium Grand Prix for Cadbury work by Ogilvy and Wavemaker, which uses personalised adverts for local businesses hit by COVID-19; and a Grand Prix for the I Will Always Be Me campaign on behalf of Dell and Intel by VMLY&R to make life easier for people with motor neurone disease. VMLY&R also won a Grand Prix for Maxx Flash’s The Killer Pack, which helps combat, through biodegradable packaging, deadly diseases like malaria and dengue caught outdoors in India.

Communities

Our colleagues in Ukraine continue to show extraordinary resilience and bravery and we remain in regular contact with our leaders to support our employees. In early March, the Board of WPP concluded that WPP's ongoing presence in Russia would be inconsistent with our values as a company and we have subsequently divested our businesses there. This led to a loss on disposal of £65 million. Russia represented approximately 0.6% of WPP’s revenue less pass-through costs in 2021.

WPP partnered with the UNHCR, the UN refugee agency, to support an emergency fundraising appeal to help people forced to flee their homes in Ukraine, raising over $150 million, including more than $1.3 million from WPP’s employee match-funding programme. We are also working in partnership with the Ukrainian Government on a new campaign to support the country’s economic recovery. WPP agencies from Ukraine, Poland and Czech Republic will work pro bono on ‘Advantage Ukraine’ to demonstrate that Ukraine is open for business. The initiative will target business leaders within the region and across the world to encourage inward investment to support the economic recovery of the country.

2022 guidance

Performance in the first half of 2022 has been strong, and we expect continued growth in the second half. As a result, we are updating our guidance for 2022 as follows:

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Organic growth (defined as like-for-like revenue less pass-through costs growth) of 6.0-7.0% (previously 5.5-6.5%)
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Headline operating profit margin up around 50 bps, reflecting greater top-line momentum offset by inflationary cost pressures, the impact of Chinese lockdowns and investment in growth areas including Choreograph and Everymile
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Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 25.5%
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Capex £350-400 million with around £100 million relating to ERP system deployment previously included in capex guidance now included in restructuring costs
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Trade working capital expected to be flat year-on-year
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Current foreign exchange rates imply around a 4.5% tailwind to reported revenue less pass-through costs from the movement in sterling year-on-year
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We also anticipate mergers and acquisitions will add around 0.3% to revenue less pass-through costs growth, net of the divestment of our Russian operations
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We expect to execute around £800 million of share buybacks in 2022, of which £637 million has already been completed

Medium-term guidance

We remain confident in our ability to deliver annual revenue less pass-through costs growth of 3-4% and headline operating profit margin of 15.5-16%, as a result of the actions we have taken to broaden and strengthen our services, to increase our exposure to attractive industry segments and to leverage our global scale.

We will provide guidance for the 2023 year at our 2022 preliminary results announcement in February 2023.
4 Excluding the impact of US political advertising
5 For designated clients, representing approximately 76% of total revenue less pass-through costs

Financial results

Unaudited headline income statement:
Six months ended (£ million)	30 June 2022	30 June 2021	+/(-) % reported	+/(-) % LFL

Revenue	6,755	6,133	10.2	8.7
Revenue less pass-through costs	5,509	4,899	12.5	8.9
Operating profit	639	590	8.2
Operating profit margin %	11.6%	12.1%	(0.5)pt
Income from associates	12	29	(56.5)
PBIT	651	619	5.3
Net finance costs	(89)	(117)	23.7
Profit before tax	562	502	12.0
Tax	(143)	(115)	(25.2)
Profit after tax	419	387	8.2
Non-controlling interests	(43)	(34)	(24.9)
Profit attributable to shareholders	376	353	6.5
Diluted EPS	33.0p	28.7p	15.0

Reconciliation of operating profit to headline operating profit:

Six months ended (£ million)	30 June 2022	30 June 2021

Operating profit	539	484
Amortisation and impairment of acquired intangible assets	31	30
Losses on disposal of investments and subsidiaries	48	1
Gains on remeasurement of equity interests arising from a change in scope of ownership	(60)	-
Litigation settlement	-	22
Restructuring and transformation costs	75	34
Restructuring costs in relation to COVID-19	6	19
Headline operating profit	639	590

Reported billings were £24.6 billion, up 5.1%, and up 3.9% like-for-like.

Reported revenue from continuing operations was up 10.2% at £6.8 billion. Revenue on a constant currency basis was up 7.2% compared with last year. Net changes from acquisitions and disposals had a negative impact of 1.5% on growth, leading to a like-for-like performance, excluding the impact of currency and acquisitions, of 8.7%.

Reported revenue less pass-through costs was up 12.5%, and up 9.2% on a constant currency basis. Excluding the impact of acquisitions and disposals, like-for-like growth was 8.9%. In the second quarter, like-for-like revenue less pass-through costs was up 8.3%.

Business sector review

Revenue analysis

	Q2			H1
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	3,111	13.0	10.2	5,701	9.6	9.3
Public Relations	302	28.0	9.0	572	27.2	11.2
Specialist Agencies	251	1.5	(0.3)	482	0.5	0.2
Total Group	3,664	13.3	9.3	6,755	10.2	8.7

Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. This increases Global Integrated Agencies’ Q2 and H1 2021 revenue by £18 million and £33 million respectively and reduces Specialist Agencies’ by the same amount.

Revenue less pass-through costs analysis

	Q2			H1
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	2,432	13.1	8.2	4,538	10.8	8.4
Public Relations	283	26.7	7.3	545	27.0	10.5
Specialist Agencies	220	14.6	10.9	426	14.3	11.9
Total Group	2,935	14.4	8.3	5,509	12.5	8.9

Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. This increases Global Integrated Agencies’ Q2 and H1 2021 revenue less pass-through costs by £15 million and £28 million respectively and reduces Specialist Agencies’ by the same amount.

Headline operating profit analysis
£ million	2022	% margin*	2021	% margin*
Global Int. Agencies	507	11.2	489	11.9
Public Relations	83	15.2	63	14.8
Specialist Agencies	49	11.4	38	10.3
Total Group	639	11.6	590	12.1

* Headline operating profit as a percentage of revenue less pass-through costs

Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. This increases Global Integrated Agencies’ H1 2021 headline operating profit by £6 million and reduces Specialist Agencies’ by the same amount.

Global Integrated Agencies like-for-like revenue less pass-through costs was up 8.4% in the first half and up 8.2% in the second quarter. All of our integrated agencies were in growth in the first half. GroupM, representing 37% of WPP revenue less pass-through costs saw 11.8% like-for-like growth in the half and 10.9% growth in the second quarter. VMLY&R and AKQA Group are showing an improving growth trend year-on-year in the second quarter. Wunderman Thompson and Ogilvy recorded encouraging growth.

Public Relations like-for-like revenue less pass-through costs was up 10.5% in the first half and up 7.3% in the second quarter. All parts of the business grew in the second quarter, with H+K being a particularly strong performer. Purpose-related communications and ESG advisory remain a key growth driver. During the period we launched FGS Global, the new name and branding for the merger of Finsbury Glover Hering and Sard Verbinnen.

Specialist Agencies like-for-like revenue less pass-through costs was up 11.9% in the first half and up 10.9% in the second quarter. CMI and Landor & Fitch, the two largest businesses within Specialist Agencies, continued to be stand-out performers.

Regional review

Revenue analysis

	Q2			H1
	£m	% reported	% LFL	£m	% reported	% LFL
N. America	1,399	24.9	12.4	2,586	18.4	10.9
United Kingdom	495	0.3	1.0	956	3.1	3.2
W Cont. Europe	731	0.4	3.7	1,352	0.9	5.3
AP, LA, AME, CEE6	1,039	16.3	14.8	1,861	10.7	11.8
Total Group	3,664	13.3	9.3	6,755	10.2	8.7

Revenue less pass-through costs analysis

	Q2			H1
	£m	% reported	% LFL	£m	% reported	% LFL
N. America	1,173	26.0	10.2	2,189	20.4	9.5
United Kingdom	385	7.2	6.2	737	8.4	7.1
W Cont. Europe	579	3.6	6.6	1,086	3.4	7.7
AP, LA, AME, CEE	798	11.4	8.0	1,497	10.8	9.8
Total Group	2,935	14.4	8.3	5,509	12.5	8.9

Headline operating profit analysis

£ million	2022	% margin*	2021	% margin*
N. America	300	13.7	271	14.9
United Kingdom	67	9.1	83	12.3
W Cont. Europe	99	9.1	104	9.9
AP, LA, AME, CEE	173	11.6	132	9.7
Total Group	639	11.6	590	12.1

* Headline operating profit as a percentage of revenue less pass-through costs

North America like-for-like revenue less pass-through costs was up 9.5% in the first half and up 10.2% in the second quarter. On a three-year basis, North America was up 10.5% like-for-like for the first half, with an improving trend in the second quarter. Growth was driven predominantly by GroupM, along with strong growth in Hogarth, Superunion and H+K.

United Kingdom like-for-like revenue less pass-through costs was up 7.1% in the first half and up 6.2% in the second quarter. On a three-year basis, the UK was up 7.4% like-for-like for the first half. Of our major agencies, AKQA Group, H+K and Landor & Fitch all grew double digits in the first half. VMLY&R and GroupM saw slower growth as a result of very strong performances in the prior period.

Western Continental Europe like-for-like revenue less pass-through costs was up 7.7% in the first half and up 6.6% in the second quarter. We saw a strong performance in Germany, mainly driven by GroupM, and Spain, while France continued to be impacted by assignment losses from 2021.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, like-for-like revenue less pass-through costs was up 9.8% in the first half and up 8.0% in the second quarter. Latin America was the strongest region, with continued double-digit growth led by Brazil. Asia Pacific also grew, with sustained momentum in India offsetting a weak China performance, which has been impacted by ongoing lockdowns.

Operating profitability

Reported profit before tax was £419 million, compared to £394 million in the prior period, principally reflecting stronger business performance year-on-year gains on the remeasurement of equity interests arising from changes in ownership, partly offset by the loss on the divestment of our Russian operations and higher restructuring and transformation costs (see table on page 9).

Reported profit after tax was £301 million compared to £287 million in the prior period.

Headline EBITDA (including IFRS 16 depreciation) for the first half was up 6.5% to £745 million. Headline operating profit was up 8.2% to £639 million.

Headline operating profit margin was down 50 basis points to 11.6%. Total operating costs were up 13.0% to £4.9 billion. Staff costs, excluding incentives, were up 16.7% year-on-year to £3.8 billion, reflecting higher headcount and the full year impact of the salary reviews that took place in June 2021. Establishment costs were down 0.8% at £263 million as we continued to benefit from our campus roll-out. IT costs were up 11.3% at £308 million, reflecting investment in products and services, and other operating expenses were up 12.7% at £272 million. Personal costs rose 84.6% to £96 million, reflecting the return of business travel, as expected. Excluding incentive payments as outlined below, operating costs were up 15.8% year-on-year.

The Group’s headline operating profit is net of £17 million of severance costs, compared with £15 million in the first half of 2021 and £164 million of incentive payments, compared to £244 million in the first half of 2021.

On a like-for-like basis, the average number of people in the Group in the first half was 113,000 compared to 102,000 in the first half of 2021. The total number of people as at 30 June 2022 was 115,000 compared to 104,000 as at 30 June 2021.

Exceptional items

The Group incurred a net exceptional loss of £100 million in the first half of 2022, mainly relating to restructuring and transformation costs, the loss on disposal from the divestment of our Russian interests, and the amortisation and impairment of acquired intangibles, partially offset by gains on remeasurement of equity interests arising from a change in scope of ownership. This compares with a net exceptional loss in the first half of 2021 of £106 million.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £89 million, a decrease of £28 million year-on-year, due to higher investment income, lower bond debt and higher interest earned on cash.

The headline tax rate (based on headline profit before tax) was 25.5% (2021: 22.8%) and on reported profit before tax was 28.1% (2021: 27.2%). Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase over the next few years.

Earnings and dividend

Headline profit before tax was up 12.0% to £562 million.

Profits attributable to share owners were £258 million, compared to a profit of £253 million in the prior period.

Headline diluted earnings per share from continuing operations rose by 15.0% to 33.0p. Reported diluted earnings per share, on the same basis, was 22.7p, compared to 20.6p in the prior period.

For 2022, the Board is declaring an interim dividend of 15.0p, an increase of 20% year-on-year. The record date for the interim dividend is 14 October 2022, and the dividend will be payable on 1 November 2022.

Further details of WPP’s financial performance are provided in Appendix 1.

Cash flow highlights

Six months ended (£ million)	30 June 2022	30 June 2021
Operating profit	539	484
Depreciation and amortisation	255	250
Impairments and investment write-downs	8	8
Lease payments (inc interest)	(190)	(202)
Non-cash compensation	67	44
Net interest paid	(60)	(65)
Tax paid	(163)	(163)
Capex	(117)	(138)
Earnout payments	(63)	(14)
Other	(9)	(44)
Trade working capital	(1,015)	(464)
Other receivables, payables and provisions	(726)	(41)
Free cash flow	(1,474)	(345)
Disposal proceeds	34	43
Net initial acquisition payments	(46)	(252)
Share purchases	(681)	(298)
Net cash flow	(2,167)	(852)

Net cash outflow for the first half was £2.2 billion, compared to £852 million in the first half of 2021. The main drivers of the cash flow performance year-on-year were a partial reversal of the strong working capital position at December 2021, the significant increase in share purchases, the payment of bonuses in April 2022 that were accrued in the 2021 financial year, and specific temporary collection issues caused by the lockdowns in China. A summary of the Group’s unaudited cash flow statement and notes for the six months to 30 June 2022 is provided in Appendix 1.

Balance sheet highlights

As at 30 June 2022 we had cash and cash equivalents of £1.5 billion and total liquidity, including undrawn credit facilities, of £3.4 billion. Average adjusted net debt in the first half was £2.4 billion, compared to £1.4 billion in the prior period, at 2022 exchange rates. On 30 June 2022 adjusted net debt was £3.1 billion, against £1.5 billion on 30 June 2021, an increase of £1.6 billion at reported and at 2022 exchange rates.

We spent £681 million on share purchases in the first half of the year, of which £637 million related to share buybacks. Since June 2021 we have completed £1.1 billion of share buybacks.

Our bond portfolio at 30 June 2022 had an average maturity of 6.8 years.

The average adjusted net debt to EBITDA ratio in the 12 months to 30 June 2022 is 1.2x, which excludes the impact of IFRS 16. We also expect to end the year slightly below our target leverage range of average adjusted net debt/EBITDA of 1.5-1.75x.

A summary of the Group’s unaudited balance sheet and notes as at 30 June 2022 is provided in Appendix 1.

Appendix 1: Interim results for the six months ended 30 June 2022

Unaudited condensed consolidated interim income statement for the six months ended 30 June 2022

£ million	Notes	Six months ended 30 June 2022	Six months ended 30 June 2021
Revenue	7	6,755.3	6,132.5
Costs of services	4	(5,708.1)	(5,196.1)
Gross profit		1,047.2	936.4
General and administrative costs	4	(508.5)	(452.8)
Operating profit		538.7	483.6
Share of results of associates	5	(63.8)	40.0
Profit before interest and taxation		474.9	523.6
Finance and investment income	6	55.5	30.1
Finance costs	6	(144.9)	(147.2)
Revaluation and retranslation of financial instruments	6	33.1	(12.1)
Profit before taxation		418.6	394.4
Taxation	8	(117.5)	(107.1)
Profit for the period		301.1	287.3

Attributable to:
Equity holders of the parent		257.9	252.7
Non-controlling interests		43.2	34.6
		301.1	287.3

Earnings per share
Basic earnings per ordinary share	10	23.1p	20.9p
Diluted earnings per ordinary share	10	22.7p	20.6p

The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2022

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Profit for the period	301.1	287.3
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	459.7	(174.9)
(Loss)/gain on net investment hedges	(129.9)	73.4
Cash flow hedges:
Fair value gain/(loss) arising on hedging instruments	18.7	(31.4)
Less: (loss)/gain reclassified to profit or loss	(18.7)	31.4
Share of other comprehensive income of associates undertakings	30.7	—
	360.5	(101.5)
Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	(5.2)	27.2
	(5.2)	27.2
Other comprehensive income/(loss) relating to the period	355.3	(74.3)
Total comprehensive income relating to the period	656.4	213.0

Attributable to:
Equity holders of the parent	593.3	183.9
Non-controlling interests	63.1	29.1
	656.4	213.0

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2022

£ million	Notes	Six months ended 30 June 2022	Six months ended 30 June 2021
Net cash (outflow)/inflow from operating activities	11	(1,110.8)	39.2
Investing activities
Acquisitions	11	(102.7)	(148.5)
Disposals of investments and subsidiaries	11	29.2	1.3
Purchase of property, plant and equipment		(102.4)	(111.6)
Purchase of other intangible assets (including capitalised computer software)		(14.6)	(26.7)
Proceeds on disposal of property, plant and equipment		4.5	3.4
Net cash outflow from investing activities		(186.0)	(282.1)
Financing activities
Repayment of lease liabilities		(146.3)	(157.4)
Share option proceeds		1.1	—
Cash consideration received from non-controlling interests	11	—	38.7
Cash consideration for purchase of non-controlling interests	11	(6.2)	(117.7)
Share repurchases and buy-backs	11	(680.5)	(297.6)
Proceeds from borrowings	11	247.2	—
Repayment of borrowings	11	(220.6)	(35.9)
Financing and share issue costs		—	(0.3)
Dividends paid to non-controlling interests in subsidiary undertakings		(37.2)	(74.5)
Net cash outflow from financing activities		(842.5)	(644.7)
Net decrease in cash and cash equivalents		(2,139.3)	(887.6)
Translation of cash and cash equivalents		88.0	(102.6)
Cash and cash equivalents at beginning of period		3,540.6	4,337.1
Cash and cash equivalents at end of period	12	1,489.3	3,346.9

The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.
Unaudited condensed consolidated interim balance sheet as of 30 June 2022

£ million	Notes	30 June 2022	31 December 2021
Non-current assets
Intangible assets:
Goodwill	13	8,237.5	7,612.3
Other		1,469.2	1,359.5
Property, plant and equipment		969.1	896.4
Right-of-use assets		1,455.7	1,395.1
Interests in associates and joint ventures		346.6	412.9
Other investments		372.9	318.3
Deferred tax assets		310.4	341.5
Corporate income tax recoverable		55.5	46.6
Trade and other receivables	14	198.2	152.6
		13,415.1	12,535.2
Current assets
Corporate income tax recoverable		109.5	90.4
Trade and other receivables	14	11,716.1	11,362.3
Cash and short-term deposits		1,775.0	3,882.9
		13,600.6	15,335.6

Current liabilities
Trade and other payables	15	(13,934.9)	(15,252.3)
Corporate income tax payable		(365.2)	(386.2)
Short-term lease liabilities		(293.6)	(279.7)
Bank overdrafts, bonds and bank loans		(289.1)	(567.2)
		(14,882.8)	(16,485.4)
Net current liabilities		(1,282.2)	(1,149.8)
Total assets less current liabilities		12,132.9	11,385.4

Non-current liabilities
Bonds and bank loans		(4,620.7)	(4,216.8)
Trade and other payables	16	(640.7)	(619.9)
Deferred tax liabilities		(341.6)	(312.5)
Provisions for post-employment benefits		(177.0)	(136.6)
Provisions for liabilities and charges		(245.7)	(268.5)
Long-term lease liabilities		(1,836.8)	(1,762.1)
		(7,862.5)	(7,316.4)
Net assets		4,270.4	4,069.0

Equity
Called-up share capital		116.2	122.4
Share premium account		575.8	574.7
Other reserves		274.0	(335.9)
Own shares		(1,083.3)	(1,112.1)
Retained earnings		3,909.2	4,367.3
Equity shareholders’ funds		3,791.9	3,616.4
Non-controlling interests		478.5	452.6
Total equity		4,270.4	4,069.0

The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity share holders’ funds	Non- controlling interests	Total
Balance at 1 January 2022	122.4	574.7	(335.9)	(1,112.1)	4,367.3	3,616.4	452.6	4,069.0
Ordinary shares issued	—	1.1	—	—	—	1.1	—	1.1
Share cancellations	(6.2)	—	6.2	—	(637.3)	(637.3)	—	(637.3)
Profit for the period	—	—	—	—	257.9	257.9	43.2	301.1
Exchange adjustments on foreign currency net investments	—	—	439.8	—	—	439.8	19.9	459.7
Loss on net investment hedges	—	—	(129.9)	—	—	(129.9)	—	(129.9)
Cash flow hedges:
Fair value gain arising on hedging instruments	—	—	18.7	—	—	18.7	—	18.7
Less: loss reclassified to profit or loss	—	—	(18.7)	—	—	(18.7)	—	(18.7)
Share of other comprehensive income of associates undertakings	—	—	24.0	—	6.7	30.7	—	30.7
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(5.2)	(5.2)	—	(5.2)
Other comprehensive income	—	—	333.9	—	1.5	335.4	19.9	355.3
Total comprehensive income	—	—	333.9	—	259.4	593.3	63.1	656.4
Dividends paid	—	—	—	—	—	—	(37.2)	(37.2)
Non-cash share-based incentive plans (including share options)	—	—	—	—	67.3	67.3	—	67.3
Tax adjustment on share-based payments	—	—	—	—	(15.2)	(15.2)	—	(15.2)
Net movement in own shares held by ESOP Trusts	—	—	—	28.8	(72.0)	(43.2)	—	(43.2)
Recognition/derecognition of liabilities in respect of put options	—	—	58.1	—	(47.3)	10.8	—	10.8
Share purchases – close period commitments1	—	—	211.7	—	—	211.7	—	211.7
Acquisition and disposal of subsidiaries2	—	—	—	—	(13.0)	(13.0)	—	(13.0)
Balance at 30 June 2022	116.2	575.8	274.0	(1,083.3)	3,909.2	3,791.9	478.5	4,270.4
Unaudited condensed consolidated interim statement of changes in equity for the for the six months ended 30 June 2022

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.
1 During 2021, the Company entered into an arrangement with a third party to conduct share buy-backs on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. As the close period ended on 18 February 2022 the movement in other reserves has been reversed in the period ended 30 June 2022.
2 Acquisition and disposal of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited condensed consolidated interim statement of changes in equity for the for the six months ended 30 June 2022 (continued)

£ million	Called-up share capital	Share premium account	Other reserves1	Own shares	Retained earnings1	Total equity share holders’ funds1	Non- controlling interests	Total1
Balance at 1 January 2021	129.6	570.3	196.0	(1,118.3)	5,070.7	4,848.3	318.1	5,166.4
Restatement1	—	—	(4.8)	—	(111.5)	(116.3)	—	(116.3)
Restated balance at 1 January 2021	129.6	570.3	191.2	(1,118.3)	4,959.2	4,732.0	318.1	5,050.1
Share cancellations	(2.6)	—	2.6	—	(248.1)	(248.1)	—	(248.1)
Treasury share allocations	—	—	—	3.7	(3.7)	—	—	—
Profit for the period	—	—	—	—	252.7	252.7	34.6	287.3
Exchange adjustments on foreign currency net investments	—	—	(169.4)	—	—	(169.4)	(5.5)	(174.9)
Gain on net investment hedges	—	—	73.4	—	—	73.4	—	73.4
Cash flow hedges:
Fair value loss arising on hedging instruments	—	—	(31.4)	—	—	(31.4)	—	(31.4)
Less: gain reclassified to profit or loss	—	—	31.4	—	—	31.4	—	31.4
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	27.2	27.2	—	27.2
Other comprehensive (loss)/income	—	—	(96.0)	—	27.2	(68.8)	(5.5)	(74.3)
Total comprehensive (loss)/income	—	—	(96.0)	—	279.9	183.9	29.1	213.0
Dividends paid	—	—	—	—	—	—	(74.5)	(74.5)
Non-cash share-based incentive plans (including share options)	—	—	—	—	43.9	43.9	—	43.9
Tax adjustments on share-based payments	—	—	—	—	(4.6)	(4.6)	—	(4.6)
Net movement in own shares held by ESOP Trusts	—	—	—	(0.2)	(49.3)	(49.5)	—	(49.5)
Recognition/derecognition of liabilities in respect of put options	—	—	(146.0)	—	(0.2)	(146.2)	—	(146.2)
Acquisition and disposal of subsidiaries2	—	—	—	—	(136.5)	(136.5)	38.7	(97.8)
Restated balance at 30 June 2021	127.0	570.3	(48.2)	(1,114.8)	4,840.6	4,374.9	311.4	4,686.3

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.
1 Figures have been restated as described in note 2.
2 Acquisition and disposal of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements

1.
Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.
Accounting policies

The unaudited condensed consolidated interim financial statements comply with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and with the accounting policies of WPP plc and its subsidiaries (the Group), which were set out on pages 158 - 163 of the 2021 Annual Report and Accounts. With the exception of the adoption of hedge accounting requirements under IFRS 9 Financial Instruments, which is discussed below, no changes have been made to the Group’s accounting policies in the period ended 30 June 2022.

The Group does not consider that the amendments to standards adopted during the period have a significant impact on the financial statements.

Impact of the adoption of hedge accounting under IFRS 9 Financial Instruments

The Group has adopted the hedge accounting requirements of IFRS 9 Financial Instruments from 1 January 2022. The IFRS 9 hedge accounting requirements are applied prospectively, and all hedge arrangements in place at the point of transition are regarded as continuing hedging relationships under IFRS 9. Accordingly, prior year financial information has not been restated and will continue to be reported under IAS 39. There has been no significant impact on the financial statements as a result of the adoption of IFRS 9 hedge accounting requirements, both at the point of transition and in the period ended 30 June 2022.

Restatement

After the unaudited condensed consolidated interim financial statements for the period ended 30 June 2021 were issued, the Group determined that the financial statements for the prior periods contained errors relating to historic tax asset and liability adjustments that had accumulated over a number of years in the Group consolidation. As a result, previously reported corporate income tax recoverable, corporate income tax payable and tax charge were incorrect. The cumulative impact resulted in an overstatement of equity as at 1 January 2021 of £116.3 million, which has been corrected by reducing opening retained earnings by £111.5 million and other reserves by £4.8 million. There was no impact on the tax charge in the period ended 30 June 2021.

Statutory information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2022 and 30 June 2021 do not constitute statutory accounts. The financial information for the year ended 31 December 2021 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2021 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The interim condensed consolidated financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 40.

The announcement of the interim results was approved by the Board of Directors on 5 August 2022.

Notes to the unaudited condensed consolidated interim financial statements (continued)

3.
Currency conversion

The presentation currency of the Group is pounds sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis.

The period ended 30 June 2022 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.30 to the pound (period ended 30 June 2021: US$1.39) and €1.19 to the pound (period ended 30 June 2021: €1.15). The unaudited condensed consolidated interim balance sheet as at 30 June 2022 has been prepared using the exchange rates on that day of US$1.22 to the pound (31 December 2021: US$1.35) and €1.16 to the pound (31 December 2021: €1.19).

4.
Costs of services and general and administrative costs

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Costs of services	5,708.1	5,196.1
General and administrative costs	508.5	452.8
	6,216.6	5,648.9

Costs of services and general and administrative costs include:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Staff costs	3,930.7	3,473.3
Establishment costs	262.8	264.8
Media pass-through costs	1,016.7	857.0
Other costs of services and general and administrative costs1	1,006.4	1,053.8
	6,216.6	5,648.9

Staff costs include:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Wages and salaries	2,718.5	2,329.8
Cash-based incentive plans	93.5	200.2
Share-based incentive plans	67.3	43.9
Severance	17.4	14.5
Other staff costs	1,034.0	884.9
	3,930.7	3,473.3

1 Other costs of services and general and administrative costs include £229.1 million (period ended 30 June 2021: £376.3 million) of other pass-through costs.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.
Costs of services and general and administrative costs (continued)

Other costs of services and general and administrative costs include:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Amortisation and impairment of acquired intangible assets	31.5	30.1
Losses on disposals of investments and subsidiaries	48.1	1.0
Gains on remeasurement of equity interests arising from a change in scope of ownership	(60.4)	—
Restructuring and transformation costs	75.3	34.3
Restructuring costs in relation to COVID-19	5.9	19.7
Litigation settlement	—	21.7

Restructuring and transformation costs of £75.3 million (2021: £34.3 million) include £59.5 million in relation to the Group’s IT transformation programme. This programme will allow technology to become a competitive advantage in the market as our clients, and their clients, move to an ever increasing digital world. It includes costs of £46.3 million in relation to the rollout of a new ERP system in order to drive efficiency and collaboration throughout the Group. The remaining £15.8 million relates to restructuring actions to simplify operational structures and co-locate our businesses.

Restructuring costs in relation to COVID-19 of £5.9 million (2021: £19.7 million) primarily relate to property costs which the Group undertook in response to the COVID-19 pandemic. As management continues to assess the impact of COVID-19 on long-term working practices and the Group’s real estate portfolio, further impairments may occur in the future.

Losses on disposal of investments and subsidiaries of £48.1 million in 2022 primarily includes a loss of £65.1 million on the divestment of our Russian interests which completed in May 2022.

Gains on remeasurement of equity interests arising from a change in scope of ownership of £60.4 million comprises a gain in relation to the reclassification of the Group’s interest in Imagina in Spain from interests in associates to other investments.

In the period ended 30 June 2021, a provision of £21.7 million was made for potential litigation settlements.

5.
Share of results of associates

Share of results of associates include:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Share of profit before interest and taxation	93.3	85.9
Share of exceptional (losses)/gains	(76.1)	11.7
Share of interest and non-controlling interests	(58.9)	(39.1)
Share of taxation	(22.1)	(18.5)
	(63.8)	40.0

Share of exceptional losses in the period ended 30 June 2022 of £76.2 million primarily comprise amortisation of acquired intangible assets and restructuring costs. In 2021, share of exceptional gains of £11.7 million primarily comprised the gain on disposal of certain Kantar businesses partially offset by amortisation of acquired intangible assets.

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.
Finance and investment income, finance costs and revaluation and retranslation of financial instruments

Finance and investment income includes:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Income from equity investments	20.1	5.0
Interest income	35.4	25.1
	55.5	30.1

Finance costs include:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Interest payable and similar charges	98.9	101.5
Interest expense related to lease liabilities	46.0	45.7
	144.9	147.2

Revaluation and retranslation of financial instruments include:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Movements in fair value of treasury instruments	1.9	4.7
Premium on the early repayment of bonds	—	(13.1)
Revaluation of investments held at fair value through profit or loss	9.0	30.5
Revaluation of put options over non-controlling interests	19.6	(44.4)
Revaluation of payments due to vendors (earnout agreements)	(1.1)	(9.4)
Retranslation of financial instruments	3.7	19.6
	33.1	(12.1)

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.
Segmental analysis

Reported contributions by operating sector were as follows:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Revenue1
Global Integrated Agencies	5,701.0	5,202.9
Public Relations	572.4	449.9
Specialist Agencies	481.9	479.7
	6,755.3	6,132.5
Revenue less pass-through costs1,2
Global Integrated Agencies	4,538.2	4,097.3
Public Relations	545.4	429.4
Specialist Agencies	425.9	372.5
	5,509.5	4,899.2
Headline operating profit1,3
Global Integrated Agencies	507.5	488.6
Public Relations	83.0	63.5
Specialist Agencies	48.6	38.3
	639.1	590.4

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Revenue
North America4	2,586.5	2,183.7
United Kingdom	956.1	927.0
Western Continental Europe	1,352.0	1,340.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,860.7	1,681.2
	6,755.3	6,132.5
Revenue less pass-through costs2
North America4	2,188.9	1,817.6
United Kingdom	737.0	679.7
Western Continental Europe	1,086.1	1,050.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,497.5	1,351.9
	5,509.5	4,899.2
Headline operating profit3
North America4	299.7	271.4
United Kingdom	67.3	83.5
Western Continental Europe	98.7	103.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	173.4	131.8
	639.1	590.4

1 Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies.
2 Revenue less pass-through costs is defined in Appendix 2.

3 Headline operating profit is defined in Appendix 2.

4 North America includes the US with revenue of £2,440.9 million (2021: £2,046.9 million), revenue less pass-through costs of
  £2,052.1 million (2021: £1,695.9 million) and headline operating profit of £280.9 million (2021: £254.1 million).

Notes to the unaudited condensed consolidated interim financial statements (continued)

8.
Taxation

The tax charge for the Group is calculated in accordance with IAS 34, by applying management’s best estimate of the effective tax rate (excluding discrete items) expected to apply to total annual earnings to the profit for the six month period ended 30 June 2022. This is then adjusted for certain discrete items which occurred in the interim period.

The tax rate on reported profit before tax was 28.1% (2021: 27.2%). Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, for example, increasing tax rates as a consequence of the financial support programmes implemented by governments during the COVID-19 pandemic, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting, and changes arising from the application of existing rules, or challenges by tax or competition authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.

9.
Ordinary dividends

The Board has recommended an interim dividend of 15.0p (2021: 12.5p) per ordinary share. This is expected to be paid on 1 November 2022 to shareholders on the register at 14 October 2022. The Board recommended a final dividend of 18.7p per ordinary share in respect of 2021. This was paid on 8 July 2022.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.
Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	Six months ended 30 June 2022	Six months ended 30 June 2021
Reported earnings1 (£ million)	257.9	252.7
Headline earnings2 (£ million)	375.7	352.7
Weighted average shares used in basic EPS calculation (million)	1,115.2	1,211.9
Reported EPS	23.1p	20.9p
Headline EPS	33.7p	29.1p

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	Six months ended 30 June 2022	Six months ended 30 June 2021
Reported earnings (£ million)	257.9	252.7
Headline earnings (£ million)	375.7	352.7
Weighted average shares used in diluted EPS calculation (million)	1,137.8	1,229.0
Diluted reported EPS	22.7p	20.6p
Diluted headline EPS	33.0p	28.7p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Weighted average shares used in basic EPS calculation	1,115.2	1,211.9
Dilutive share options outstanding	1.4	0.8
Other potentially issuable shares	21.2	16.3
Weighted average shares used in diluted EPS calculation	1,137.8	1,229.0

At 30 June 2022 there were 1,162,563,018 (30 June 2021: 1,270,102,274) ordinary shares in issue, including treasury shares of 70,489,953 (30 June 2021: 70,489,953).

1 Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

2 Headline earnings is defined in Appendix 2.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.
Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 17:

Net cash (outflow)/inflow from operating activities:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Profit for the period	301.1	287.3
Taxation	117.5	107.1
Revaluation and retranslation of financial instruments	(33.1)	12.1
Finance costs	144.9	147.2
Finance and investment income	(55.5)	(30.1)
Share of results of associates	63.8	(40.0)
Operating profit for the period	538.7	483.6
Adjustments for:
Non-cash share-based incentive plans (including share options)	67.3	43.9
Depreciation of property, plant and equipment	79.9	71.2
Depreciation of right-of-use assets	129.9	139.3
Impairment charges included within restructuring costs	8.1	7.9
Amortisation and impairment of acquired intangible assets	31.5	30.1
Amortisation of other intangible assets	13.6	9.4
Loss on disposal of investments and subsidiaries	48.1	1.0
Gains on remeasurement of equity interests arising from a change in scope of ownership	(60.4)	—
Gains on sale of property, plant and equipment	(1.1)	(1.2)
Operating cash flow before movements in working capital and provisions	855.6	785.2
Movements in trade working capital1,2	(1,015.3)	(464.1)
Movements in other working capital and provisions	(725.9)	(41.2)
Cash (used in)/generated by operations	(885.6)	279.9
Corporation and overseas tax paid	(162.7)	(162.7)
Interest and similar charges paid	(86.8)	(90.1)
Interest paid on lease liabilities	(44.1)	(44.7)
Interest received	26.9	25.1
Investment income	20.1	5.0
Dividends from associates	21.4	26.7
Net cash (outflow)/inflow from operating activities	(1,110.8)	39.2

1 Trade working capital represents trade receivables, work in progress, accrued income, trade payables and deferred income.
2 The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half.
This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.
Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Initial cash consideration	(35.0)	(41.2)
Cash and cash equivalents acquired	0.7	4.0
Earnout payments	(63.3)	(14.1)
Purchase of other investments (including associates)	(5.1)	(97.2)
Acquisitions	(102.7)	(148.5)

Proceeds on disposal of investments and subsidiaries1	41.7	3.1
Cash and cash equivalents disposed	(12.5)	(1.8)
Disposals of investments and subsidiaries	29.2	1.3

Cash consideration received from non-controlling interests	—	38.7
Cash consideration for purchase of non-controlling interests	(6.2)	(117.7)
Cash consideration for non-controlling interests	(6.2)	(79.0)

Net acquisition payments and disposal proceeds	(79.7)	(226.2)

Share repurchases and buy-backs:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Purchase of own shares by ESOP Trusts	(43.2)	(49.5)
Shares purchased into treasury	(637.3)	(248.1)
	(680.5)	(297.6)

Proceeds from borrowings:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Increase in drawings on bank loans	247.2	—

Repayments of borrowings:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Repayment of bank loans	(11.3)	(35.9)
Repayment of €250 million bonds	(209.3)	—
	(220.6)	(35.9)

1 Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

Notes to the unaudited condensed consolidated interim financial statements (continued)

12.
Cash and cash equivalents and adjusted net debt

£ million	30 June 2022	31 December 2021
Cash at bank and in hand	1,679.6	2,776.6
Short-term bank deposits	95.4	1,106.3
Overdrafts1	(285.7)	(342.3)
Cash and cash equivalents	1,489.3	3,540.6
Bonds due within one year	—	(210.2)
Loans due within one year	(3.4)	(14.7)
Bonds due after one year	(4,373.0)	(4,216.8)
Loans due after one year	(247.7)	—
Adjusted net debt	(3,134.8)	(901.1)

The Group estimates that the fair value of corporate bonds is £4,119.2 million at 30 June 2022 (31 December 2021: £4,790.3 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	30 June 2022	31 December 2021
Within one year	(121.6)	(326.8)
Between one and two years	(755.9)	(745.4)
Between two and three years	(1,129.7)	(646.5)
Between three and four years	(73.2)	(492.8)
Between four and five years	(1,352.2)	(698.0)
Over five years	(1,940.0)	(2,546.3)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,372.6)	(5,455.8)
Short-term overdrafts – within one year	(285.7)	(342.3)
Future anticipated cash flows	(5,658.3)	(5,798.1)
Effect of discounting/financing rates	748.5	1,014.1
Debt financing	(4,909.8)	(4,784.0)
Cash and short-term deposits	1,775.0	3,882.9
Adjusted net debt	(3,134.8)	(901.1)

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.
Goodwill and acquisitions
Goodwill in relation to subsidiary undertakings increased by £625.2 million primarily due to the effect of currency translation.

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period ended 30 June 2022 or between 30 June 2022 and the date the interim financial statements were approved. There were no indicators of impairment of goodwill identified in the six months ended 30 June 2022.

14.
Trade and other receivables

Amounts falling due within one year:

£ million	30 June 2022	31 December 2021
Trade receivables (net of loss allowance)	6,491.7	6,600.5
Work in progress	343.8	254.0
VAT and sales taxes recoverable	398.8	350.3
Prepayments	295.0	215.3
Accrued income	3,516.4	3,435.7
Fair value of derivatives	2.2	2.5
Other debtors	668.2	504.0
	11,716.1	11,362.3

Amounts falling due after more than one year:

£ million	30 June 2022	31 December 2021
Fair value of derivatives	—	0.5
Prepayments and other debtors	198.2	152.1
	198.2	152.6

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

A bad debt expense of £11.5 million (period ended 30 June 2021: credit of £10.6 million) on the Group’s trade receivables in the period is a result of the increase in expected credit losses since 31 December 2021. The loss allowance is equivalent to 1.1% (31 December 2021: 1.1%) of gross trade receivables.

Prepayments and other debtors falling due after more than one year for 30 June 2022 includes £33.0 million in relation to pension plans in surplus. The corresponding figure for 31 December 2021 is included in provision for post-employment benefits.

6 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Notes to the unaudited condensed consolidated interim financial statements (continued)

15.
Trade and other payables: amounts falling due within one year

£ million	30 June 2022	31 December 2021
Trade payables	9,674.4	10,596.9
Deferred income	1,457.2	1,334.0
Payments due to vendors (earnout agreements)	40.0	85.6
Liabilities in respect of put option agreements with vendors	68.3	58.4
Fair value of derivatives	3.9	6.4
Share repurchases – close period commitments1	—	211.7
Other creditors and accruals	2,691.1	2,959.3
	13,934.9	15,252.3

The Group considers that the carrying amount of trade and other payables approximates their fair value.

16.
Trade and other payables: amounts falling due after more than one year

£ million	30 June 2022	31 December 2021
Payments due to vendors (earnout agreements)	133.1	111.1
Liabilities in respect of put option agreements with vendors	329.5	333.1
Fair value of derivatives	64.2	47.2
Other creditors and accruals	113.9	128.5
	640.7	619.9

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the directors’ best estimates of future earnout related obligations:

£ million	30 June 2022	31 December 2021
Within one year	40.0	85.6
Between 1 and 2 years	46.2	24.0
Between 2 and 3 years	48.2	35.7
Between 3 and 4 years	17.5	51.4
Between 4 and 5 years	10.8	—
Over 5 years	10.4	—
	173.1	196.7

The Group’s approach to payments due to vendors is outlined in note 19.

The Group does not consider there to be any material contingent liabilities as at 30 June 2022.

1 During 2021, the Company entered into an arrangement with a third party to conduct share buy-backs on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. As the close period ended on 18 February 2022 the movement in other reserves has been reversed in the period ended 30 June 2022.

Notes to the unaudited condensed consolidated interim financial statements (continued)

17.
Related party transactions

The Group enters into transactions with its associate undertakings.

The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items.

In the period ended 30 June 2022, revenue of £39.9 million (period ended 30 June 2021: £93.5 million) was reported in relation to Compas, an associate in the USA. All other transactions in the periods presented were immaterial.

The following amounts were outstanding at 30 June 2022:

£ million	30 June 2022	31 December 2021
Amounts owed by related parties
Kantar	27.9	30.3
Other	42.8	45.7
	70.7	76.0
Amounts owed to related parties
Kantar	(6.3)	(6.2)
Other	(66.5)	(51.4)
	(72.8)	(57.6)

18.
Going concern and liquidity risk

In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company modelled a range of revenue less pass-through costs compared with the year ended 31 December 2021 and a number of mitigating cost actions that are available to the Company. Considering the Group's bank covenant and liquidity headroom and cost mitigation actions which could be implemented, the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due with a decline in revenue less pass-through costs up to 12% in 2022 and up to 11% in 2023 compared to the corresponding prior periods. The likelihood of such a decline is considered remote. The Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which gives rise to a significant going concern risk.

Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Notes to the unaudited condensed consolidated interim financial statements (continued)
19.
Financial instruments

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

£ million	Level 1	Level 2	Level 3
30 June 2022
Derivatives in designated hedge relationships
Derivative liabilities	—	(64.2)	—
Held at fair value through profit or loss
Other investments	0.4	—	241.1
Derivative assets	—	2.2	—
Derivative liabilities	—	(3.9)	—
Payments due to vendors (earnout agreements)	—	—	(173.1)
Liabilities in respect of put options	—	—	(397.8)
Held at fair value through other comprehensive income
Other investments	19.2	—	112.2

Reconciliation of level 3 fair value measurements:

£ million	Payments due to vendors (earnout agreements)	Liabilities in respect of put options	Other investments
1 January 2022	(196.7)	(391.5)	290.0
(Losses)/gains recognised in the income statement	(1.1)	19.6	9.0
Gains recognised in other comprehensive income	—	—	3.6
Additions	(22.6)	—	66.7
Disposals	—	—	(16.0)
Cancellations	—	5.0	—
Settlements	63.3	5.8	—
Exchange adjustments	(16.0)	(36.7)	—
30 June 2022	(173.1)	(397.8)	353.3

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2022, the weighted average growth rate in estimating future financial performance was 14.7%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The weighted average risk adjusted discount rate applied to these obligations at 30 June 2022 was approximately 7.7%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £8.7 million and £9.0 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £8.2 million and £8.4 million, respectively. An increase in the liability would result in a loss in the revaluation and retranslation of financial instruments (note 6), while a decrease would result in a gain.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.
Financial instruments (continued)

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. The sensitivity to changes in unobservable inputs for certain other investments is specific to each individual investment.

Principal risks and uncertainties
The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group and these are summarised below:
COVID-19 Pandemic

●
The extent of the continued impact of the COVID-19 pandemic on our business will depend on numerous factors that we are not able to accurately predict, including the duration and scope of the pandemic, any existing or new variants, government actions to mitigate the effects of the pandemic and the intermediate and long-term impact of the pandemic on our clients’ spending plans.

Strategic Risks

The Group updated its strategic plan in December 2020, to return the business to growth and simplify the Group structure. A failure or delay in implementing and fully realising the benefits from the strategic plan, may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition, or prospects.

Operational Risks
Clients

●
The Group competes for clients in a highly competitive and evolving industry which is undergoing structural change which has been accelerated by the COVID-19 pandemic. Client loss or consolidation or a reduction in marketing budgets due to recessionary economic conditions triggered by the pandemic, the invasion of Ukraine by Russia, or a geopolitical change or shift in client spending, may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

●
The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.
People, Culture and Succession

●
The Group’s performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key and diverse creative, commercial technology and management talent or are unable to retain and incentivise key and diverse talent.

Cyber and Information Security

●
The Group is undertaking a series of IT transformation programmes to support the Group’s strategic plan and a failure or delay in implementing the IT programmes may have a material adverse effect on its business, revenues, results of operations, financial conditions or prospects. The Group is reliant on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions including as a result of a cyber event, could have an adverse effect on the Group's business. A significant percentage of the Group’s people continue to work remotely as a consequence of the COVID-19 pandemic which has the potential to increase the risk of compromised data security and cyber-attacks. The Group has in the past and may in the future experience a cyber-attack which results in disruption to one or more of our businesses or the security of data being compromised.

Financial Risks

●
Economic conditions have a direct impact on our business, results of operations and financial position. Adverse economic conditions, including those caused by the pandemic, invasion of Ukraine by Russia, severe and sustained inflation in key markets where we operate, supply chain issues affecting the distribution of our clients' products and/or disruption to credit markets, pose a risk our clients may reduce, suspend or cancel spend with us or be unable to satisfy obligations. The Group is subject to credit risk through the default of a client or other counterparty.
Compliance Risks

●
The Group is subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external cyber threats that are increasing in sophistication as well as internal breaches.

●
The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place generally. We have previously identified material weaknesses in our internal control over financial reporting. If we failed to properly remediate these material weaknesses or new material weaknesses are identified, they could adversely affect our results of operations, investor confidence in the Group and the market price of our ADSs and ordinary shares.

●
Principal risks and uncertainties (continued)

Regulatory, Sanctions, Anti-Trust and Taxation

●
The Group may be subject to regulations restricting its activities or effecting changes in taxation, for example, as a consequence of the financial support programmes implemented by governments during the COVID-19 pandemic.
●
The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates and violations could have an adverse effect on our business and reputation.
●
Civil liabilities or judgements against the Company or its Directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.
●
The Group is subject to the laws of the United States, EU, the UK and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties. The Russian invasion of Ukraine has caused the adoption of comprehensive sanctions by among others, the EU, the United States and the UK, which restrict a wide range of trade and financial dealings with Russia and Russian persons.

Emerging Risks

●
The Group’s operations could be disrupted by an increased frequency of extreme weather and climate related natural disasters as a consequence of the physical impacts of climate change.
●
The Group is subject to increased reputational risk associated with working on environmentally detrimental client briefs and/or misrepresenting environmental claims.

●
The Group could be subject to increased costs to comply with potential future changes in environmental laws and regulations and to meet its net zero commitments

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward- looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward- looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described under Item 3D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2021 and any impacts of the COVID-19 pandemic which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document

Directors’ responsibility statement

The Directors confirm that to the best of their knowledge:

a.
the condensed set of financial statements, which has been prepared in accordance with the applicable set of accounting standards, gives a true and fair view of the assets, liabilities, financial position and profit or loss of the issuer, or the undertakings included in the consolidation as a whole as required by DTR 4.2.4R;
b.
the interim management report includes a fair review of the information required by DTR 4.2.7R; and
c.
the interim management report includes a fair review of the information required by DTR 4.2.8R.

The names and functions of the WPP plc Board can be found at: wpp.com/about/our-leadership/the-wpp-board

This responsibility statement is approved by the Board of Directors and is signed on its behalf by:

J Rogers
Chief Financial Officer
5 August 2022

Independent review report to WPP plc
Conclusion

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2022 which comprises the condensed consolidated interim income statement, statement of comprehensive income, the cash flow statement, the balance sheet, the statement of changes in equity and related notes 1 to 19.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2022 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.
Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 2, the annual financial statements of the group are prepared in accordance with International Financing Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with United Kingdom adopted International Accounting Standard 34, “Interim Financial Reporting”.
Conclusion relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE (UK), however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the review of the financial information

In reviewing the half-yearly financial report, we are responsible for expressing to the group a conclusion on the condensed set of financial statement in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
5 August 2022

Appendix 2: Alternative performance measures for the six months ended 30 June 2022

The Group presents alternative performance measures, including headline operating profit, headline profit before interest and tax, headline EBITDA, headline profit before tax, headline earnings, headline EPS, revenue less pass-through costs and adjusted net debt. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

In the calculation of headline profit, judgement is required by management in determining which revenues and costs are considered to be significant, non-recurring or volatile items that are to be excluded.

The exclusion of certain adjusting items may result in headline earnings being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included headline earnings will be higher. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.
Reconciliation of revenue to revenue less pass-through costs:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Revenue	6,755.3	6,132.5
Media pass-through costs	(1,016.7)	(857.0)
Other pass-through costs	(229.1)	(376.3)
Revenue less pass-through costs	5,509.5	4,899.2

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.
Reconciliation of operating profit to headline operating profit:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Operating profit	538.7	483.6
Amortisation and impairment of acquired intangible assets	31.5	30.1
Losses on disposal of investments and subsidiaries	48.1	1.0
Gains on remeasurement of equity interests arising from a change in scope of ownership	(60.4)	—
Litigation settlement	—	21.7
Restructuring and transformation costs	75.3	34.3
Restructuring costs in relation to COVID-19	5.9	19.7
Headline operating profit	639.1	590.4

Finance and investment income	55.5	30.1
Finance costs (excluding interest expense related to lease liabilities)	(98.9)	(101.5)
	(43.4)	(71.4)

Interest cover1 on headline operating profit	14.7 times	8.3 times

Headline operating profit is one of the metrics that management uses to assess the performance of the business.

1 Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group’s key leverage metrics.
Headline operating profit margin before and after share of results of associates:

£ million	Margin	Six months ended 30 June 2022	Margin	Six months ended 30 June 2021
Revenue less pass-through costs		5,509.5		4,899.2
Headline operating profit	11.6%	639.1	12.1%	590.4
Share of results of associates (excluding exceptional gains/losses)		12.3		28.3
Headline PBIT	11.8%	651.4	12.6%	618.7

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Calculation of headline EBITDA:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Headline PBIT	651.4	618.7
Depreciation of property, plant and equipment	79.9	71.2
Amortisation of other intangible assets	13.6	9.4
Headline EBITDA (including depreciation of right-of-use assets)	744.9	699.3
Depreciation of right-of-use assets	129.9	139.3
Headline EBITDA	874.8	838.6

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business. Headline EBITDA (including depreciation of right-of-use assets) is used in the Group’s key leverage metric.

Reconciliation of profit before taxation to headline PBT and headline earnings:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Profit before taxation	418.6	394.4
Amortisation and impairment of acquired intangible assets	31.5	30.1
Losses on disposal of investments and subsidiaries	48.1	1.0
Gains on remeasurement of equity interests arising from a change in scope of ownership	(60.4)	—
Restructuring and transformation costs	75.3	34.3
Restructuring costs in relation to COVID-19	5.9	19.7
Share of exceptional losses/(gains) of associates	76.1	(11.7)
Litigation settlement	—	21.7
Revaluation and retranslation of financial instruments	(33.1)	12.1
Headline PBT	562.0	501.6
Headline tax charge	(143.1)	(114.3)
Headline non-controlling interests	(43.2)	(34.6)
Headline earnings	375.7	352.7

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Calculation of headline taxation:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Headline PBT	562.0	501.6
Tax charge	117.5	107.1
Tax charge relating to gains on disposal of investments and subsidiaries	(3.2)	(3.8)
Tax credit relating to restructuring and transformation costs and COVID-19	26.6	18.5
Tax credit relating to litigation settlement	—	1.5
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	2.2	(2.0)
Deferred tax relating to gains on disposal of investments and subsidiaries	—	(7.0)
Headline tax charge	143.1	114.3
Headline tax rate	25.5%	22.8%

The Group re-assessed the measure of headline tax rate, as disclosed in Group’s 2021 annual report, and considers the most appropriate metric was to use the headline tax charge as a percentage of headline PBT (that includes the share of headline results of associates). The headline tax rate on headline PBT including the share of headline results of associates was 25.5% (2021: 22.8%).

Reconciliation of free cash flow:

£ million	Six months ended 30 June 2022	Six months ended 30 June 2021
Cash (used in)/generated by operations	(885.6)	279.9
Plus:
Interest received	26.9	25.1
Investment income received	20.1	5.0
Dividends from associates	21.4	26.7
Share option proceeds	1.1	—
Less:
Earnout payments	(63.3)	(14.1)
Interest and similar charges paid	(86.8)	(90.1)
Purchase of property, plant and equipment	(102.4)	(111.6)
Purchase of other intangible assets (including capitalised computer software)	(14.6)	(26.7)
Repayment of lease liabilities	(146.3)	(157.4)
Interest paid on lease liabilities	(44.1)	(44.7)
Corporation and overseas tax paid	(162.7)	(162.7)
Dividends paid to non-controlling interests in subsidiary undertakings	(37.2)	(74.5)
Free cash flow	(1,473.5)	(345.1)

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure).

Adjusted net debt and average adjusted net debt

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular.

Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year.

Reconciliation of adjusted net debt:

£ million	30 June 2022	31 December 2021
Cash and short-term deposits	1,775.0	3,882.9
Bank overdrafts, bonds and bank loans due within one year	(289.1)	(567.2)
Bonds and bank loans due after one year	(4,620.7)	(4,216.8)
Adjusted net debt	(3,134.8)	(901.1)

Average adjusted net debt is calculated as the average daily net borrowings of the Group. Adjusted net debt excludes lease liabilities.

Future restructuring and transformation costs

Further restructuring and transformation costs are expected in the second half of 2022 to 2025, with approximately £350 million in relation to the continued rollout of the Group’s new ERP system in order to drive efficiency and collaboration throughout the Group. Costs of between £200 and £250 million are also expected in relation to other IT transformation projects, shared service centres and co-locations.
Constant currency and pro forma (‘like-for-like’)
The condensed consolidated interim financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and pro forma methods are given in the glossary on page 46.

Reconciliation of reported revenue less pass-through costs to like-for-like revenue less pass-through costs:
£ million	Six months ended 30 June 2022
Revenue less pass-through costs
2021 Reported	4,899.2
Impact of exchange rate changes	161.1	3.3%
Impact of acquisitions and disposals	14.7	0.3%
Like-for-like growth	434.5	8.9%
2022 Reported	5,509.5	12.5%

Appendix 3: Re-presented segmental analysis for the year ended 31 December 2021

During 2022, the Group re-presented prior year figures to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. For information purposes, the re-presented reported contributions by operating sector for the year ended 31 December 2021 are presented below:

£ million	Year ended 31 December 2021
Revenue
Global Integrated Agencies	10,890.5
Public Relations	959.0
Specialist Agencies	951.6
12,801.1
Revenue less pass-through costs1
Global Integrated Agencies	8,683.1
Public Relations	909.7
Specialist Agencies	804.4
10,397.2
Headline operating profit2
Global Integrated Agencies	1,221.8
Public Relations	143.1
Specialist Agencies	128.6
1,493.5

1 Revenue less pass-through costs is defined in Appendix 2.
2 Headline operating profit is defined in Appendix 2.

Glossary and basis of preparation

Average adjusted net debt and adjusted net debt
Average adjusted net debt is calculated as the average daily net borrowings of the Group. Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year. Adjusted net debt excludes lease liabilities.

Billings and estimated net new billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2022 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

Exceptional gains/losses
Exceptional gains/losses include gains/losses on disposal of investments and subsidiaries, gains/losses on remeasurement of equity interests arising from a change in scope of ownership, investment and other impairment (reversals)/charges, litigation settlement, restructuring and transformation costs, restructuring costs in relation to COVID-19 and share of exceptional gains/losses of associates.

Free cash flow
Free cash flow is calculated as cash generated by operations plus dividends received from associates, interest received, investment income received, and proceeds from the issue of shares, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets.

General and administrative costs
General and administrative costs include marketing costs, certain professional fees, and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline earnings
Headline PBT less headline tax charge and headline non-controlling interests.

Headline EBITDA
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit
Operating profit before gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBIT
Profit before finance and investment income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit margin
Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.

Headline PBT
Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, share of exceptional gains/losses of associates, gains/losses arising from the revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge
Taxation excluding tax/deferred tax relating to gains/losses on disposal of investments and subsidiaries, goodwill impairment and other goodwill write-downs, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, and the deferred tax impact of the amortisation of acquired intangible assets and other goodwill items.

Net working capital
The movement in net working capital consists of movements in trade working capital and movements in other working capital and provisions per the analysis of cash flows note.

Pass-through costs
Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs.

Pro forma (‘like-for-like’)
Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals, the reclassification of certain businesses to associates in 2021 and the restatement of agency arrangements under IFRS 15 for the commensurate period in the prior year. Both periods exclude results from Russia. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.

Revenue less pass-through costs
Revenue less pass-through costs is revenue less media and other pass-through costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 5 August 2022	By: ______________________
Balbir Kelly-Bisla
Company Secretary